Exhibit 99.1

Attention Business/Financial Editors: Second of two press releases.

ACE AVIATION HOLDINGS INC. EMPLOYEE PROFIT SHARING PLANS PAY OUT $54.8 MILLION FOR 2005

MONTREAL, February 10, 2006 - ACE Aviation Holdings Inc. today announced it will pay employees a total of $54.8 million through the company’s Profit Sharing Plans for 2005.

“These are cheques that I am pleased to write. The company’s strong performance versus our industry peers over the past year has shown what we can achieve when we work together as a team and within our separate business units,” said Robert Milton, Chairman, President and CEO of ACE. “Although rising fuel costs have prevented us from achieving our 2005 profitability targets, the ACE board has approved the 2005 profit sharing payments on an extraordinary basis to recognize the efforts of our employees.”

Under the Air Canada Plan employees will receive a total of $43.5 million of which $30 million has already been paid out to employees during the past year under the Sharing Our Success monthly incentive program. These payments represent an average of 2.7% of employees’ salaries allowing employees to recoup a significant portion of the 3% average non-pilot wage reduction negotiated during Air Canada's restructuring.

Employees at Jazz, which has its own profit sharing program, will receive a total of $11.3 million of which $4 million has already been paid out in 2005 under the Jazz Ensemble monthly incentive program.

Combined, this amounts to one of the largest employee profit sharing payments in Canadian business history by a public company.

“When we perform well, our customers are taken care of, ACE makes money, shareholders are happy, and employees are rewarded. Today’s announcement is a reflection of our commitment to go forward with our employees on a philosophy of shared success, shared rewards. Our employees contributed to the significant achievements for ACE in 2005. Now, they have earned the first of what I hope will be many significant payouts under these plans for helping our business thrive,” said Mr. Milton.

The Sharing Our Success and Jazz Ensemble programs reward employees on a monthly and quarterly basis respectively when the company meets operational and customer service goals, measured by on-time performance results and a third party survey of customer satisfaction. For the Air Canada Plan, employees share in the pre-tax profits of Air Canada and ACE after the fiscal year end, less amounts paid under Sharing Our Success. During 2005 each full-time employee received $1,125 under Sharing Our Success.

The Jazz Plan rewards annually if corporate, financial and operational targets are met, less amounts paid under Jazz Ensemble.

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Peter Fitzpatrick (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 270-5741

Internet:	aircanada.com